CERTILMAN BALIN ATTORNEYS	90 Merrick Avenue, 9th Floor East Meadow, NY 11554 Phone: 516.296.7000 Fax: 516.296.7111 www.certilmanbalin.com

FRED S. SKOLNIK
PARTNER
DIRECT DIAL 516.296.7048
fskolnik@certilmanbalin.com

January 18, 2017

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Kingstone Companies, Inc. Registration Statement on Form S-3 Filed January 4, 2017 File No. 333-215426

Ladies and Gentlemen:

We act as counsel for Kingstone Companies, Inc. (the "Company").  We refer to the Staff's letter dated January 18, 2017 to Barry B. Goldstein, President and Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-3 filed with the Commission on January 4, 2017 (the "Registration Statement").  Mr. Goldstein has referred the Staff's letter to us for a response.  In that regard, on behalf of the Company and in connection with the Company's filing of Amendment No. 1 to the Registration Statement ("Amendment No. 1"), we respond to the comments in the Staff's letter with respect to the Registration Statement as follows:

1.Comment:  Please incorporate all 8-Ks filed since the end of your latest fiscal year by reference into the S-3, as required by Item 12(a)(2) of Form S-3.  In this regard, we note that the 5.02 8-K filed on March 31, 2016 as well as several 8.01 8-Ks have not been incorporated by reference.
Response:  We have included in Amendment No.1 all Form 8-Ks filed by the Company since the end of its latest fiscal year by reference into the Registration Statement.
2.Comment:  We note that counsel has indicated in its legality opinion that the opinion is intended for the exclusive use by the Company's board of directors.  This appears to be an inappropriate limitation on reliance in that it precludes potential purchasers of the securities being registered from relying on the opinion.  Please have counsel revise the opinion to remove this limitation on reliance.  For guidance, please refer to Part II.B.3.d of Staff Legal Bulletin No. 19.
Response:  We have filed a new legality opinion which does not include the reliance language.

Certilman Balin

Securities and Exchange Commission
January 18, 2017

3.Comment:  We note that you are registering debt securities under the registration statement.  Please file the Form of Indenture, referenced in the Exhibit Index as Exhibit 4.1, in a pre-effective amendment to the registration statement.  For further guidance, please refer to Trust Indenture Act CDIs 201.02 and 201.04.
Response:  We have filed the form of indenture as Exhibit 4.1.
4.Comment:  Please include a reference in the exhibits index indicating that the Form T-1 will be filed after effectiveness pursuant to Section 305(b)(2) of the Trust Indenture Act.  For further guidance, please refer to Trust Indenture Act CDIs 206.01 and 220.01.
Response:  We have included the requested reference in the exhibit index.
If there are further comments or questions, please contact the undersigned at (516) 296-7048.
Very truly yours,

/s/ Fred Skolnik

Fred Skolnik

FS/kmc
Attachment
cc:  Barry B. Goldstein, President and CEO
       Kingstone Companies, Inc.